United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Page 1 of 19 VALE S.A. BOARD OF DIRECTORS’ INTERNAL REGULATIONS The Board of Directors of Vale S.A. (“Board of Directors” and “Vale” or “Company,” respectively) in the exercise of its powers approved this Board of Directors’ Internal Regulations (“Internal Regulations”) at its meeting held on July 31, 2025, in order to govern its functioning and relationship with Vale’s other governance bodies as per Vale’s Bylaws and applicable legislation, as follows: CHAPTER I - MISSION 1.1 The Board of Directors’ mission is to protect Vale’s assets and maximize shareholders’ long-term returns on their investment, while upholding the highest ethical principles to ensure the Company’s perpetuity so that it transforms natural resources into prosperity and sustainable development, in line with Vale’s mission. CHAPTER II - INVESTMENT 2.1 Board members may take office only after signing the respective instrument as described below, as well as fulfilling the other applicable legal requirements and they shall remain in office until (i) the end of the Board of Directors’ unified term of office, or (ii) their position being vacant, which can occur at any time. 2.1.1 Members of the Board of Directors shall have their terms of office extended until their successors take office. 2.2 Before taking office, board members must submit the following documents, when nominated: (i) Copy of a valid identity document with photo; (ii) Copy of the document showing their enrollment with the individual taxpayers register (CPF) of Brazil’s Ministry of Finance, or their passport, as the case may be; (iii) D&O questionnaire for members of Vale’s Board of Directors as per applicable legislation; and Page 2 of 19 (iv) Declaration that they hold the minimum qualifications required or declaration of non-impediment, in addition to a declaration of independent status, as applicable, as per Vale’s internal policies and rules and current legislation. 2.3 Immediately after their election, board members shall take office by signing the following documents to be filed at Vale’s headquarters: (i) Instrument of qualification including a declaration of non-impediment as well as their submission to the arbitration clause provided for in Vale’s Bylaws; (ii) Cognizance of Vale’s Code of Conduct and promise to obey it; (iii) Declaration of adherence to Vale’s Policy of Disclosure of Information and Securities Trading together with any other information required as per said Policy; (iv) Agreement to obey Vale’s Related Parties Transactions Policy and the Conflict of Interest Management Policy together with the questionnaires and other information required as per the above Policies or related to the topic; (v) Adhesion to user rules for Vale’s Corporate Governance Portal (“Portal”); and (vi) Adhesion to Vale’s Guidelines for the Use of Administrative Services (PGS- 006047) 2.4 Notwithstanding the above, board members hereby undertake to sign any other documents required to take office under the applicable legislation and Vale’s internal rules. CHAPTER III – VACANCY 3.1 A vacant position for a member of the Board of Directors may arise from dismissal, resignation, disability, death, proven impediment, loss of term of office or other legally stipulated cases. 3.1.1 If a position is vacated, the Board member concerned shall automatically lose access to Vale’s corporate email (@vale.com) and its Portal; any assets or devices placed at their disposal to carry out their duties must be returned to Vale. Any exceptions to the immediate loss of access to corporate e-mail Page 3 of 19 may be authorized by the Chairman of the Board of Directors ("CBoD") exclusively to enable the signing of pending past documents. 3.2 Members may resign from their position by sending a letter to the CBoD , or to the Vice-Chairman of the Board of Directors (“VCBoD”), in the case of resignation by the CBoD himself, and their resignation shall be effective as of the date of Vale’s receipt of their letter and shall take effect for third parties as of disclosure to the market and the letter’s filing with the State of Rio de Janeiro’s Commercial Registry, as legally required. CHAPTER IV - RESPONSIBILITIES 4.1 In general terms, the Board of Directors shall be responsible for deciding the general direction of Vale’s business ventures, considering people’s safety, social progress and respect for the environment, and defining the strategy for Vale and its subsidiaries, while monitoring and assessing management, carrying out activities within its authority, as per applicable legislation, Vale’s Bylaws and internal rules. 4.2 Board members must be clearly aware of the distinction between the Board of Directors and the Executive Committee in relation to their authority and duties. 4.3 The Board of Directors shall ensure that the Company’s strategy be aligned with its commitment to valuing diversity and promoting inclusion, fostering a safe environment that respects individuality. CHAPTER V - BOARD MEMBERS’ RIGHTS AND DUTIES 5.1 In addition to the responsibilities stipulated in the applicable legislation, and in Vale’s Bylaws, in these Regulations, in the Code of Conduct and internal policies and rules, Board members shall: (i) Obey the limits to their responsibilities in order to preserve the body and other members of the Board of Directors, since the individual action of any one member may involve accountability for other Board members; (ii) Attend Board of Directors meetings duly prepared to discuss and resolve matters on the agenda, having examined the documents provided beforehand and participate actively and diligently; Page 4 of 19 (iii) Uphold secrecy for any and all Vale information to which they have access in the course of exercising their duties in the position, using it only for the exercise of their duties as Board member, under penalty of liability for any act that makes for improper disclosure; (iv) Before discussion, declare the existence for any reason of a particular interest conflicting with Vale’s interests in a certain matter submitted to their appreciation, and refrain from participating in the discussion and voting said matter; (v) Refrain from directly or indirectly acting in any way in companies that may be considered competitors of Vale and its subsidiaries; (vi) Refrain from receiving any undue advantage arising from their position; (vii) Ensure effective and transparent interaction between Vale’s Board of Directors and its other governance bodies; (viii) Refrain from intervening in any business (i) with the Company, its subsidiaries and affiliates, (ii) between the Company and subsidiaries and affiliates controlled by Vale’s management; and (iii) between the Company and any other company that, together with any of the above-mentioned persons, is part of the same group except those previously and specifically approved by the Board of Directors, or those breaching Vale’s Related Party Transaction Policy and the Conflict of Interest Management Policy; (ix) Any potential conflict of interest must be declared, and details periodically submitted to Vale; (x) To observe, during the term of office, the Company's overboarding assumptions, contained in Exhibit 2, in view of the importance of the availability of time for the proper exercise of functions on the Board of Directors; (xi) To keep the Corporate Governance Office (“DGC”) informed about the positions in the management and fiscal bodies held in other companies and entities, notifying, at any time, any changes in relation to such information; (xii) Use Vale domain email and Teams Vale in communications with other members of the Board of Directors, Vale executives, and/or DGC, avoiding the use of other instant messaging tools and public domain emails (e.g., Hotmail, Gmail, etc.). In exceptional cases, the use of public domain emails should be dealt with directly with the DGC; (xiii) To evaluate and sign in a timely manner the minutes of the Board of Directors' meetings, pursuant to item 9.9.2.2. below, and other applicable Page 5 of 19 documents, including minutes of meetings of Advisory Committees in which they participate, as the case may be; (xiv) Use the Company's resources with a focus on adding value; and (xv) Observe the rules contained in the Guidelines for the Use of Administrative Services, including those mentioned in item 5.7. further on. 5.2 Vale and/or its subsidiaries are expressly barred from making any loans to a member of the Board of Directors and/or related parties as per Vale’s Related Parties Transactions Policy. 5.3 Board members shall have access to all documents and information required to perform their duties apart from conflict-of-interest issues. Board members must forward all and any requests for documents and information to the Corporate Governance Office. 5.3.1 Upon the end of their term of office, if necessary for the defense of a personal interest, Board members may request, in a substantiated manner, access to documents and information made available during the course of their term of office, to the extent required for this purpose, and always with due regard for secrecy and confidentiality obligations. In this case, Board members must address such request to the DGC. 5.4 In cases of potential conflict of interest in relation to a specific matter, the member of the Board of Directors involved must not be given any documents or information on the matter and must physically withdraw from related discussions, without neglecting their legal duties as per Vale’s Conflict of Interest Management Policy. If there is a declaration of conflict of interest or abstention by the Board Member, he must justify it, and the DGC must record the justification in the minutes. 5.4.1. Notwithstanding, if a member of the Board of Directors understands and justifies, in writing, that he or she is not conflicted in relation to a specific topic, the documents or information on that topic will be made available to such member who will participate, including physically, in the discussions, and his or her vote will be recorded in the minutes. The formal justification presented by the member of the Board of Directors will be filed at the Company's headquarters. 5.5 Likewise, meetings between Vale’s executives and members of the Board of Directors must be intermediated by the DGC with the cognizance of the CBoD, be they requested by any of the parties or by the collegiate itself. 5.6 To ensure isonomic information for all Board members, documents and information supplied to one of them must be equally available to all other Page 6 of 19 members of the Board of Directors, through the Portal. For this purpose, if a Director exceptionally directly calls a Vale executive, he or she must notify the Corporate Governance Office, informing the contact and reporting what was discussed for the subsequent availability of the information to the other members of the Board of Directors. 5.6.1 Following the assumption of isonomy, the Board Members who eventually hold positions in management bodies of companies in the Vale System must periodically report to the Board of Directors the main discussions that took place in this context. 5.7 Travels intended for technical visits, institutional representation and for the Onboarding and Training Program will be planned in the annual calendar approved by the Board of Directors and must comply with the internal policies and rules adopted by the Company, especially the rules set forth in Vale's Guidelines for the Use of Administrative Services. 5.7.1 If there is a need to make "spot" trips for any member of the Board of Directors, that is, those that are not included in the annual calendar approved by the Board, it will be necessary to send a prior request to the DGC and to the CBoD, by the Executive Vice-President responsible for the respective business area, with a copy to the Company's CEO, containing the justification for the recommendation of the participation of the aforementioned Board Member in the event in question. CHAPTER VI - RESPONSIBILITIES OF THE CHAIR OF THE BOARD OF DIRECTORS 6.1 Without prejudice to other responsibilities conferred on the Chair in these regulations, the Bylaws and applicable legislation, the CBoD shall: (i) Decide the Board of Directors’ agenda, with the support of the Corporate Governance Office, convene and chair meetings, including the “Guidelines for Meetings and Dynamic with the Board of Directors” found in Annex 1 to these Regulations, interacting with the other Directors and stakeholders; (ii) Ensure the effectiveness and good performance of the body, conducting the actions of the Board of Directors in accordance with the principles of good corporate governance; Page 7 of 19 (iii) Ensure that meetings are run properly, cover all items on the agenda and meet deadlines for presentations, with all Board members attending encouraged to take part in discussions of matters on the agenda; (iv) Propose, with the support of the Corporate Governance Office, the Board of Directors’ annual calendar and work plan, recommended by the Nomination and Governance Committee, as well as ensure their disclosure to the Executive Committee; (v) Coordinate, with the support of the DGC and eventually specialized advice in its execution, the annual assessment process of the Board of Directors and ensure that it is properly disseminated, including results of the assessment of the body as a collegiate; (vi) Act as the main channel of dialogue of the BoD with the Company's shareholders, through face-to-face or virtual meetings, seeking to keep the channel of dialogue and understanding regarding their interests permanently open; and (vii) Ensure faithful compliance with these Regulations. CHAPTER VII - RESPONSIBILITIES OF THE LEAD INDEPENDENT DIRECTOR (LID) 7.1 As established in the Bylaws of Vale, if the CBoD is a non-independent Director, the Company shall have a LID to act as an alternative contact with the shareholders. If the CBoD is an independent Director, the position of LID shall be optional. 7.2 If the CBoD elected is a non-independent Director, the independent members of the Board of Directors shall appoint one of the independent Directors to act as LID. 7.3 Even if the CBoD is an independent Director, the Board of Directors may proceed to appoint the LID based on one or more nominations submitted by the independent members. If there are no such nominations, the CBoD shall engage with the shareholders in accordance with the provisions of item 7.5. below. 7.4 The nominations set forth in the preceding items shall take into account the skills, experience, and time availability to perform LID duties, as well as the result of the independent member's last annual assessment, if available. 7.5 The LID shall: Page 8 of 19 (i) Act as “sounding board” for the CBoD and support him in the performance of his duties, when requested; (ii) Keep the pulse check with the independent Directors to capture perceptions about the dynamics of the Board, priorities and mainly assist the CBoD in the continuous evolution of the Board's performance; (iii) Act as an alternative dialogue channel with the shareholders of the Company to understand their expectations regarding the Company according to item 7.6 below; (iv) Assist the CBoD in formulating the agendas and calendars of the Board of Directors' meetings, based on the collection of perceptions from Board Members, shareholders and other stakeholders; and (v) Act together with the CBoD and/or other Directors, when the Board of Directors or the Company goes through a period of unusual stress due to relevant issues involving the Board of Directors or its members. 7.6 The interactions between the LID and shareholders shall take place through nondeal roadshows, conferences, and in-person or virtual meetings, no less than 2 (two) times a year, or in response to correspondence sent by shareholders and addressed to the Board of Directors, always together and, in the latter case, aligned with the Investor Relations area of Vale, which shall be responsible for organizing events and supporting the LID in all his interactions. Additionally, the LID shall act in line with the Corporate Governance Office, which shall be responsible for coordinating the governance processes relating to the performance of his duties. 7.6.1 The CBoD may act jointly with the LID, the Investor Relations area and/or the Corporate Governance Office, according to their respective competences, in interactions with shareholders referred to in the item above, including in response to correspondence sent directly by shareholders to it. 7.8 The LID shall not delegate, wholly or in part, his duties and shall perform them by the earlier of (a) the expiration of the term of office the Board of Directors, (b) the vacancy of his position, in accordance with item 3.1 above, or (c) any change in his independent status. The election of a new LID shall follow the rules set forth in the items above. 7.9 Interactions with shareholders must be reported by the CBoD or LID, as the case may be, in an exclusive session during Board meetings, in order to maintain the informational unity of the Board of Directors. Page 9 of 19 CHAPTER VIII – DUTIES OF THE CORPORATE GOVERNANCE OFFICE 8.1 The Board of Directors shall rely on the performance of the Corporate Office, which shall have the following responsibilities: (i) Assist the CBoD or their alternate in the exercise of their functions; (ii) Support and align the agenda for the Board of Directors’ meetings with the CBoD, ensuring the strategic agenda of the Board of Directors; (iii) Develop the proposal for the annual calendar, contemplating basic matters with the dates of General Meetings, travels for technical and onboarding program visits and meetings of the Board of Directors and Advisory Committees, ensuring the dates of the meetings of such bodies are harmonized in order to minimize impacts on Vale executives’ schedules, also coordinating disclosure of the approved calendar; (iv) Coordinate the process of calling for the BoD meetings and its Advisory Committees, respecting the powers of the decision-making and executive bodies; (v) To act, together with the Investor Relations, Legal and other responsible areas, in the preparation of the documents for the calling of the General Meetings, especially in matters related to the Board of Directors and its Advisory Committees, contributing to their being in line with the best practices of Corporate Governance; (vi) Assist the Board members and members of the Advisory Committees in the exercise of their duties, ensuring that they are given full and timely information covering items on the meeting’s agenda and ensure proper functioning of the Portal; (vii) Act as secretary to meetings, prepare the respective minutes, arrange for their registration in the proper book and, when applicable, issue and disseminate extracts and certificates of resolutions, arranging for their publication and archiving; (viii) Be in charge of keeping minutes of the Board of Directors’ meetings and their respective supporting material, including the administration of the Governance Portal used to provide information to the members of the Board of Directors; Page 10 of 19 (ix) Disseminate the Board of Directors’ recommendations and resolutions to Vale’s relevant business areas and monitor their fulfillment; (x) Conduct Onboarding and Training Program for members of the Board of Directors; (xi) Develop the Board of Directors’ annual work plan, to be submitted for approval of the CBoD and subsequently the board; (xii) Develop the annual report on the performance of the Board of Directors, to be submitted for approval of the CBoD and subsequently the board; (xiii) Ensure that the Company is aligned with best Corporate Governance practices, in particular with regard to the disclosure of information related to the performance of the Board of Directors and its Advisory Committees, and propose changes, when applicable; (xiv) Engage, pursuant to Vale’s internal policies and rules, in the preparation and monitoring of governance documents, including Internal Policies and Regulations, ensuring that they comply with the applicable regulations and laws and that they are applied on all levels of the organization; (xv) Act as the main point of interaction and dialogue between the Board of Directors, Advisory Committees and the Fiscal Council with the Executive Committee and employees of Vale and its subsidiaries, ensuring adequate interaction and timeliness and equity in the flow of information while optimizing Vale’s decision - making process; (xvi) Coordinate governance processes relating to the activities of the LID; (xvii) Lead, together with the CBoD, the process of assessing the performance of the Board of Directors; and (xviii) Ensure adequate technological infrastructure and information management for the performance of the Board and its Advisory Committees. CHAPTER IX- OPERATING RULES 9.1 The Board of Directors shall meet, ordinarily, at least eight (8) times a year, and, extraordinarily, whenever called by the CBoD or, in their absence, by the VCBoD or 1/3 of its Members together. Page 11 of 19 9.2 The call notice will be sent by the DGC for all members of the Board of Directors, preferably twelve (12) business days in advance, not less than five (5) business days, observing the Company’s best interests using the appropriate tools on the Portal to cover the meeting’s date, time and place as well as the preliminary proposal of matters to be discussed. 9.2.1 Exceptionally, the minimum period for convening mentioned above may be reduced: (i) in cases of manifest urgency, as assessed by the CBoD or (ii) in the event of a meeting being held with the objective of continuing discussions of matters included in the deliberative agenda of previous meetings, but not deliberated. 9.3. The “Guidelines for Meetings and Dynamic with the Board of Directors” found in Annex I hereto must be followed too. 9.4 Meetings will only be officially started when a majority of members are present, and the latter will only adopt resolutions when a majority of members present vote in favor of doing so. 9.4.1 In cases of call due to manifest urgency, the quorum for installation will be 75% of the members in office, and it must be rounded to the next higher whole number if the above calculation results in a fractional number of directors. 9.5 Notwithstanding the above rules for calling meetings, a meeting attended by all Board members shall be considered valid. 9.6 Board meetings will be held at Vale’s headquarters or offices but may exceptionally be held elsewhere or even be held in the form of a conference call, videoconference, electronic resolution or any other means of simultaneous communication that ensures effective participation of its members, information security and the authenticity of their voting. The holding of meetings where participation of the Directors results from a combination of one or more of the means above shall also be permitted. In these cases, a Board member shall be considered present at the meeting and their vote will be valid for all legal purposes. 9.6.1 A Board member who cannot participate in the meeting through the means set forth above shall have his/her vote on the deliberative matters on the agenda considered if he/she expresses it by means of a formal written statement sent to the CBoD before or by the end of the meeting and, consequently, will be considered present at the meeting. Page 12 of 19 9.6.2 Board members participating in meetings remotely must (i) avoid accessing from public places; (ii) keep their cameras on during meetings; and (iii) access using their @vale email address. Any exceptions to the rules set forth herein must be addressed directly with the DGC. 9.7 An employee representative on the Board of Directors as an alternate member shall not attend Board meetings together with their respective full member. In the event of justified impediment or temporary absence of the full member, they must inform this fact in advance to the Corporate Governance Office, the CBoD and his respective alternate so that the documents necessary for his or her participation in the meeting can be sent to the alternate. 9.8 The CBoD may invite, on their own initiative or at the request of any Board member, the CEO and other members of the Executive Committee, independent auditors, members of the Fiscal Council, and/or persons internal and external to the Company to attend part of the meetings and provide clarifications or information on the matters being considered by the Board of Directors, subject to any conflict of interest and confidentiality issues. 9.8.1 Board members shall meet at regularly scheduled executive sessions regularly scheduled without the presence of the Executive Committee. 9.9 Minutes of meetings shall be written clearly, register attendance, presentations made, the decisions made including votes against them and abstentions from voting, including those due to conflicts of interest, which shall be justified and recorded in the minutes. Any need for absences during the meeting, including in case of conflict of interest, must be previously informed to the Corporate Governance Office, which will carry out the respective registration. 9.9.1 Minutes shall be prepared in accordance with the principle of transparency. In this respect, an extract from or summary of the minutes will be circulated, and any confidential items therein shall exceptionally be omitted, and the respective item shall be flagged “confidential”. 9.9.2 After meetings, minutes shall be forwarded by the DGC as soon as possible for the Board members within legal disclosure deadlines in as far as the latter are applicable. 9.9.2.1 Minutes shall be sent for Board Members to analyze within five (5) business days and the latter shall forward any suggestions and ratify them within ten (10) subsequent business days. Page 13 of 19 9.9.2.2 The Directors shall sign the minutes of the meeting within the ten (10) business days after they are made available for signature on the Governance Portal. 9.10 Minutes of Board of Directors meetings shall be registered in the Vale Board of Directors Minutes Book. Once they have been read and approved by the Board members in attendance, they shall be physically or digitally signed by as many members as are sufficient to form the majority necessary for the approval of the matters therein, as per applicable legislation. CHAPTER X - ADVISORY COMMITTEES 10.1 The Board of Directors shall be able to count on the following five (5) Statutory Advisory Committees at any time: (i) Capital Allocation and Projects Committee (“CACP”), (ii) Audit and Risks Committee (“CARE”), (iii) Nomination and Governance Committee (“CIG”), (iv) People and Remuneration Committee (“CPR”), and (v) Sustainability Committee (“CSUS”), whose working rules and responsibilities shall be determined in the respective Internal Regulations, to be approved by the Board of Directors. 10.2 Whenever the Board of Directors believes it is necessary, it may create new nonpermanent advisory committees for specific matters other than those stipulated for the abovementioned Advisory Committees. 10.3 Advisory Committees do not have executive or deliberative functions, and their opinions and recommendations must be addressed to the Board of Directors for resolution. Unless required by applicable legislation or regulation, Advisory Committees’ opinions are not a necessary condition for submitting a matter for the Board of Directors to examine and resolve on. 10.4 Members of Advisory Committees must have experience and technical capacity in relation to the matters covered by the Committee in which they participate, as per the rules set forth in the respective Internal Regulations, and they will be subject to the same legal duties and responsibilities as Vale’s directors and officers. 10.5 All Advisory Committee’s coordinators shall supply explanations on matters within the authority of said Committee and report progress made on studies developed in this area during Board of Directors’ meetings, aiming at optimizing the discussions by the collegiate. In the event of the coordinator’s absence, including due to a conflict of interest, another member of the Committee appointed by him will provide such clarifications and report. Page 14 of 19 10.6 In cases of topics involving the attributions of more than one of the Advisory Committees, joint discussion sessions of the relevant Committees should be held, as a priority, in order to reinforce the optimization of the decision-making process. CHAPTER XI – INTERACTION WITH OTHER BODIES 11.1 The Board of Directors shall meet: (i) With the Fiscal Council and CARE on a quarterly basis or more often in order to address matters of mutual interest stipulated in the Bylaws and applicable legislation; (ii) At least once a year, with the Chief Audit and Compliance Officer, in order to monitor audit reports, issues related to the Vale’s Whistleblowing Channel and Code of Conduct and to assess the Internal Audit area and the Chief Audit and Compliance Officer; (iii) At least at each presentation of Vale’s quarterly and annual results, with Vale’s independent auditors to address matters of mutual interest stipulated in the Bylaws and applicable legislation; and (iv) At least once a year, with the person responsible for the DGC e and for monitoring and assessing the area. CHAPTER XII – INTERACTION WITH SHAREHOLDERS AND STAKEHOLDERS 12.1 Eventually, the CBoD may designate one or more Directors to represent the board before specific stakeholders or institutions upon express request from and in coordination with the CBoD, with the LID, as applicable, and with the Chief Executive Officer of the Company. Except for such situations, the executive board of Vale shall be solely responsible for the relationship of the Company with government bodies, authorities, judicial institutions, the press, customers, communities, associations, NGOs, and other stakeholders, subject to the corporate role of the CBoD and/or LID in the engagement with shareholders and always aligned with the Investor Relations area. 12.2 If Board members engage in personal contacts and interact with shareholders of Vale, and if any material facts concerning the Company arise in such conversations, they shall report a summary of such facts in writing to the CBoD. If such facts are non-material, but the Company has been discussed, such reporting is expected as a matter of good practice, on an optional basis. Page 15 of 19 12.3 The members of the Board shall refrain from mentioning any matters relating to Vale which are not information already duly disclosed by the Company, including through social media or when participating in events of any nature. CHAPTER XIII – INDEPENDENT DIRECTORS 13.1 The Board of Directors shall include in the management proposal for the Shareholders’ Meeting for the election of Vale's managers, its manifestation contemplating (i) the adherence of each candidate to the position of member of the Board of Directors to the Vale’s Directors Policy ; and (ii) the reasons why each candidate qualifies as an independent director, under the terms of the applicable legislation, the Novo Mercado Regulation, the Bylaws and the Company’s Directors Policy. 13.2 The procedure for qualifying a candidate as an independent member of the Board set forth in the item above shall not apply to nominations of candidates for Board membership (i) who fail to comply with the advance notice period for inclusion of candidates in the remote voting ballot, as provided in the applicable regulation, and (ii) by separate vote, when applicable. CHAPTER XIV – COMPENSATION 14.1 The Board of Directors shall resolve the global annual compensation of Vale’s managers determined by the General Meeting and its distribution among its own members and Executive Committee members. 14.2 As required by Vale’s Bylaws and the Directors Policy, Advisory Committee members shall receive compensation as determined by the Board of Directors, considering their responsibilities and time spent carrying out their duties, in line with market practices. CHAPTER XV – BUDGET 15.1 The Board of Directors shall annually approve, upon recommendation of the CIG its budget and that of its Advisory Committees, which shall include, among other items, funds for hiring external specialists to assist the committees in the performance of their duties, as well as to implement the continuous education programs. Page 16 of 19 15.1.1 Once such budget is approved, it shall be incumbent on the Advisory Committees to submit for resolution of the Board of Directors the hiring of external specialists, and the CBoD may authorize other expenses, as necessary, within the amount approved. 15.2. Notwithstanding the provisions above, the specific budget rules and assumptions of CARE must be complied with, as provided for in the Bylaws and Internal Regulations of the CARE. CHAPTER XVI – ASSESSING PERFORMANCE 16.1 The Board of Directors shall make annual performance self-assessments and the result of the assessment of the joint body shall be disclosed to all its members. 16.1.1 The Board of Directors may rely on support from the CIG to analyze performance and recommend assessment methodology, including any improvements. 16.2 The CBoD shall be responsible for coordinating the assessment process and disclosing the respective result as stated above. 16.2.1 The CBoD may engage outside consultants to support the process of assessing the Board of Directors’ performance. 16.3 The CBoD shall also be responsible, directly or through the Corporate Governance Office, for informing Vale’s Investor Relations Officer about the process of assessing the performance of the Board of Directors and its Advisory Committees, including procedures used for the assessment and the methodology adopted, thus enabling Vale to disclose said information in good time. CHAPTER XVII – MISCELLANEOUS 17.1 Any matters omitted from these Regulations, or questions concerning interpretation or alterations therein will be decided by Board Meetings. 17.2. Should there be any conflict between these Regulations and Vale’s Bylaws, the latter shall prevail, and these Regulations shall be amended as necessary. 17.3. These Regulations shall come into effect on the date of its approval by the Board of Directors. Page 17 of 19 ANNEX 1 TO THE BOARD OF DIRECTORS’ INTERNAL REGULATIONS GUIDELINES FOR MEETINGS AND DYNAMIC WITH THE BOARD OF DIRECTORS 1. Meetings should preferably take place on business days between 8 am and 6 pm, as per the Company’s country headquarters conventional business hours. 2. The CBoD and the Advisory Committee Coordinators and the DGC shall set the agendas for meetings and decide on the time to be allocated to each matter and participants invited for each item, while also ensuring efficacious use of time as per the detailed flowchart below. 2.1. If the CBoD does not agree to the LID or any other board member’s request to include a matter on the agenda, their reasons must be explained, and the request submitted for the board’s appreciation. 2.2. If a majority of Members present vote to include a matter on the agenda, it must be placed on the agenda for the next ordinary meeting. 3. The strategic agenda of the Board of Directors and its Advisory Committees must be ensured within the scope of their duties, and periodic revisions to the Authority Policy, Vale's Bylaws and the Internal Regulations of such bodies may also be proposed. 3.1. The CBoD shall, with the support of the Corporate Governance Office, identify in the Board of Directors' discussion agenda, the topics that should be prioritized in the agendas of its meetings and those that should follow via report. 4. Presentations made during Board of Directors’ meetings must be concise, objective, and remain within the time designated for the matter, including Q&A and discussion, based on the premise that Directors have appraised previously forwarded documentation. As per this concept, it is recommended that presenters introduce the subject matter and that the meetings focus on Q&A and discussing the matter in question. 5. Any official communication addressed to the members of the Board of Directors, as well as records, information, documents and reports made formally available, must occur primarily through Vale's Corporate Governance Portal or platforms adopted by the DGC for this purpose. The DGC shall approve the treatment for exceptional cases in which it is not possible to use Vale's Corporate Governance Portal. In interactions with the Board of Directors, Portuguese will be adopted as Page 18 of 19 the official language, and, when there are Directors who are not fluent in this language, the bilingual format (Portuguese and English), being certain that, if there is a discrepancy between the Portuguese and English versions, the former will prevail. 6. Except for emergencies, Board members’ meetings with members of the Executive Committee and executives of the Company must be requested from the DGC at least 3 business days in advance in order to allow for any scheduling and preparation that may be required. 7. To better visualize these points, the basic workflow for holding Board of Directors meetings is shown below. Note 1: once a meeting has been called, the agenda for the Board of Directors’ meeting and/or documentation on the Portal may be altered only in special and/or exceptional cases after they have been aligned with the CBoD. Note 2: the matters that have been analyzed and recommended by the Advisory Committees in meetings held between the call and the holding of the Board of Directors' meeting will have the opinions and/or reports addressed to the Board of Directors until the day of the respective meeting, without the need for adjustment in the documentation related to the deliberative item made available to the board via the Governance Portal. Page 19 of 19 ANNEX 2 TO THE BOARD OF DIRECTORS’ INTERNAL REGULATIONS OVERBOARDING ASSUMPTIONS FOR MEMBERS OF VALE’S BOARD OF DIRECTORS In view of the dimension of Vale's challenges and the importance of the availability of time for the proper exercise of functions on its Board of Directors, the Company has, since October 2022, its own overboarding assumptions, for the purpose of assessing candidates and Directors, as described below*: (i) Hold a maximum of 4 concomitant positions on Board of Directors (and/or Fiscal Council), including Vale, and also considering privately held companies, but excluding NGOs and pro bono Boards. The position of Chairman of the Board of Directors (and/or Fiscal Council) must be considered twice for this calculation. (ii) In the case of professionals who hold an executive position in other companies, the recommendation is to accept only Vale as an additional demand for time. Executives responsible for monitoring Vale's investee companies must be exempt from this restriction, and their availability of time to dedicate to Vale's Board must be evaluated. (iii) The position of CBoD must be held by a (…) professional who holds, at most, one more position of member of Board of Directors (and/or Fiscal Council)1. 1 This attachment includes only the premises related to overboarding of directors as deliberated by the Board of Directors in October 2022.

INTERNAL REGULATIONS OF THE NOMINATION AND GOVERNANCE COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations (“Regulations”) of the Nomination and Governance Committee (“Committee”), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, as follows: CHAPTER I - MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, so as to provide improved efficacy and quality to the decisions made by the Board of Directors, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION AND REMUNERATION 2.1 The Committee shall be established by the Board of Directors and made up of three (3) to five (5) members, subject to the following: (i) the Committee shall be fully composed of members of the Board of Directors, the majority of which shall be independent; (ii) the Chairman of Vale’s Board of Directors must necessarily be a member of the Committee, and he/she shall be responsible for the coordination thereof; and (iii) The exact number of members shall be defined by the Board of Directors, during the meeting in which they are appointed. 2.1.1 For purposes of these Internal Regulations, the term “independent” has the meaning assigned to it in the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão, in addition to the meaning established in the Company’s Bylaws. 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses required for performance of their duties. The remuneration of Committee members shall consider their responsibilities and the time dedicated to their functions, in line with market practices. 2.4 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated through a new nomination by the Board of Directors. 3.3 The Coordination of the Committee shall be exercised by the Chairman of Board of Directors, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for appointing his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for appointing, among the independent members who are present at the meeting, the person that shall take over the function of Coordinator of the Committee. 3.4 The members of the Committee shall not have deputies. 3.5 In the case of vacancy or removal of Committee members, including its Coordinator, by the Board of Directors, it shall appoint a deputy member to complete the remaining management term of the replaced member, and this measure shall be permitted if the minimum composition is maintained according to item 2.1. 3.5.1 A vacancy in a Committee member position may occur due to dismissal, resignation, disability, death, proven impediment, loss of the mandate as a Board Member, or as a result of other situations provided for by law. 3.5.2 Any resignation from the position must be made through a letter sent by the resigning member to the Committee Coordinator and the Chairman of the Board of Directors (“PCA”), becoming effective, with respect to the Company, upon its receipt. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee to assess and recommend the following to the Board of Directors: (i) Vale’s internal policies and norms regarding the nomination of members of the Board of Directors, Advisory Committees and the Company’s Chairman, in compliance with the applicable legal requirements and best Corporate Governance practices; (ii) evolution and continuous improvement of Vale’s Corporate Governance practices, also regarding the structure, duties, size and composition of the Board of Directors and the Advisory Committees, aiming at a balance of experiences, knowledge and diversity in the profile of its members. The Committee is also responsible for reviewing Vale’s Governance system on a yearly basis; (iii) the appropriate profile of applicants for member of the Board of Directors and Advisory Committees, and that best suits the needs of the Company, according to the criteria and guidelines set forth in the internal policies and norms on the topic; (iv) potential applicants for the position of Director and member of the Advisory Committees, according to the criteria and guidelines set forth in the internal policies and norms on the topic, whose names shall be analyzed by the Board of Directors, so that they are analyzed and submitted, at the latter’s discretion, if applicable, for election by the Company’s General Shareholders’ Meeting; (v) potential candidates to replace any situation of impediment and vacancy in the positions of Director and member of the Advisory Committees, according to the Bylaws and the internal policies and norms on the topic; (vi) the independence of Directors, indicating and justifying any circumstances that may affect this condition; (vii) the succession plan of the Board of Directors, which shall be submitted for approval by the end of the term of office, so as to maintain the balance of experiences, the knowledge and diversity of profile of its members; (viii) the assessment of the performance of the Board of Directors and the Advisory Committees; (ix) the selection, compensation, annual performance evaluation, development and succession plan, and dismissal of the Corporate Governance Officer, as well as other aspects involving the holder of this position; (x) the annual budget, the definition and assessment of goals of the Corporate Governance Office; (xi) the strategy and guidelines for Vale’s Corporate Governance documents, including Corporate Policies, Bylaws, Code of Conduct and the Internal Regulations of the Advisory Committees and the Board of Directors, among others, without prejudice of the technical analyses carried out by other Advisory Committees, according to their relevant competences, ensuring that the Company is aligned with best practices in Corporate Governance, including contributing to alignment with governance principles regarding the disclosure of information by the Company; (xii) annually evaluate the Governance Report of Vale Group Companies and Entities; (xiii) the hiring of external specialists to assist the Committee with the performance of its duties; (xiv) the remuneration model of the Board of Directors and the Advisory Committees, and the proposal for distribution of the global annual amount regarding the remuneration of these bodies; (xv) the annual budget of the Board of Directors and the Advisory Committees, which shall include, among others, the resources for engagement of external experts to assist the Directors with the performance of their duties, and to implement continued education programs; (xvi) the Committee’s annual workplan; and (xvii) the annual report on its own performance. 4.2 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.3 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the works of the Committee, including the preparation of opinions and minutes, according to the principles of good corporate governance; (ii) to define the agendas and call the members of the Committee for their meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iii) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with the Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings; (iv) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; (v) to establish the agenda of interactions with the Company’s important institutional investors, so that the Committee can be updated about their expectations regarding the composition of the Board of Directors and the best Corporate Governance practices; (vi) coordinate, with the support of the Corporate Governance Office and, if necessary, specialized advisory services in its execution, the Committee’s self-assessment process at the end of its activities, and submit the respective result for the Board of Directors’ awareness; and (vii) to care for full compliance with these Internal Regulations. CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily, in accordance with the calendar approved, and extraordinarily, if necessary, upon a call notice served at least five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The calling of Committee meetings shall always be the responsibility of the Coordinator, who will define the meeting agendas in line with the annually approved Work Plan, any demands and proposals submitted by the Executive Committee, as well as any requests from the Board of Directors or any Committee member, or considering proposals submitted by the Executive Committee. 5.2.1 The call notice shall be served by means of the Governance Portal or by e-mail, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee meeting has been called, changes to the meeting agenda or to the respective supporting materials are prohibited. Any exceptions must be previously and expressly authorized by the Coordinator. 5.2.3 In cases involving matters under the responsibility of more than one Advisory Committee, joint discussion sessions should preferably be held, with invitations extended to the relevant Committees, in order to enhance the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. 5.3.2 A Committee member who is unable to attend the meeting through the means provided above shall have their vote on the deliberative matters on the agenda considered, if expressed through a written statement sent to the Coordinator prior to or by the end of the meeting, and shall consequently be considered present at the meeting. 5.3.3 Committee members participating in meetings remotely must (i) avoid accessing from public locations; (ii) keep their cameras on during meetings; and (iii) access using their @vale email address. Any exceptions to the rules set forth herein must be addressed directly with the DGC. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. 5.5 Committee meetings shall be convened with the presence of the majority of its members, and deliberation recommendations shall be made by a majority of those present. 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of the meetings shall be clearly written, recording attendance, presentations made, decisions taken—including dissenting votes—and abstentions, including those due to conflicts of interest, which must be justified and recorded in the minutes. Any necessary absences during the meeting, including in cases of conflict of interest, must be previously communicated to the Corporate Governance Office, which will make the corresponding record. 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within five (5) business days after the meeting, and the members shall forward any suggestions and approvals within ten (10) business days. 5.6.4 Committee members must sign the meeting minutes within ten (10) business days following their availability on the Signature Portal and, in accordance with applicable legislation, the minutes shall be considered valid if signed by a sufficient number of members to constitute the majority required for the approval of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) assist the Coordinator or their substitute in the performance of their duties; (ii) support and align the Committee meeting agenda with the Coordinator, ensuring the Committee’s strategic agenda is upheld; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate the preparation of opinions, and prepare the respective minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; (v) be responsible for the safekeeping of the Committee meeting minutes and their respective supporting materials, including managing the Governance Portal used to provide information to Committee members; (vi) disseminate the Committee’s recommendations and decisions to the relevant areas of the Company and monitor their implementation; (vii) develop and propose the Committee’s annual work plan, to be submitted for approval by the Coordinator and subsequently by the Board of Directors; (viii) develop and propose the annual report on the Committee’s activities, to be submitted for approval by the Coordinator and subsequently by the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of self-assessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 Committee members are required to comply with the Bylaws, the Code of Conduct, the Related Party Transactions Policy, the Conflict of Interest Management Policy, the Material Fact Disclosure and Securities Trading Policy, the Anti-Corruption Policy, and all other applicable internal policies and regulations. 6.2 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.3 Committee members shall be subject to the same legal duties and responsibilities as officers, pursuant to Article 160 of Law 6,404/1976, including the duty to inform the Board of Directors of any potential conflict of interest, in accordance with Vale’s Code of Conduct and Conflict of Interest Management Policy. 6.4 Furthermore, with regard to conflicts of interest, Committee members must, without any additional compensation, during their term and for an additional period of six (6) months following the end of their respective terms for any reason, refrain from acting as service providers, consultants, employees, or in any other form of affiliation with individuals, companies, and/or entities where a conflict of interest may arise, except for activities carried out before and/or during their tenure as Committee members, deemed non-conflicting by Vale. 6.5 In cases of a potential conflict of interest regarding a specific matter, the Committee member involved shall not receive any documents or information on the subject and must withdraw, including physically, from the discussions, while still observing their legal duties, in accordance with the Conflict of Interest Management Policy. The statement, declared impediment, or abstention by the member must be justified and recorded in the Committee meeting minutes or, when applicable, by other means. 6.5.1 Notwithstanding, if a Committee member understands and justifies in writing that they are not in conflict regarding a specific matter, the documents or information on the subject shall be made available to that member, who will participate, including physically, in the discussions, and their vote shall be recorded in the minutes. The formal justification provided by the Committee member shall be filed at the Company’s headquarters. CHAPTER VII – ASSESSMENT 7.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER VIII – AMENDMENT TO THE REGULATIONS 8.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 8.2 Any member of the Committee may suggest the discussion of an amendment to these Internal Regulations, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 8.1 must be followed. 8.3 Should there be any conflict of interest between these Internal Regulations and Vale’s Bylaws, the latter shall prevail, and these Internal Regulations shall be amended to the extend required. These Internal Regulations were established by the Board of Directors during the meeting held on July 31, 2025. ****

Page 1 of 9 INTERNAL REGULATIONS OF THE PEOPLE AND REMUNERATION COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations (“Regulations”) of the People and Remuneration ("Committee"), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, as follows: CHAPTER I – MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, so as to provide improved efficacy and quality to the decisions made by this body, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION AND REMUNERATION 2.1 The Committee shall be established by the Board of Directors and made up of 03 (three) to 06 (six) members, subject to the following: (i) it shall be fully comprised of members of the Board of Directors (the participation of members elected at a separate voting by the set of employees due to conflicts of interests being prohibited); and (ii) the number of independent members shall be at least equal to the number of non-independent members. The exact number of members shall be defined by the Board of Directors, during the meeting in which they are nominated. 2.1.1 For the purposes of these Regulations, “independent” has the meaning assigned to it in the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão, in addition to that included in the Company’s Bylaws. Page 2 of 9 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established on a yearly basis by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses required for performance of their duties. Remuneration of the members of the Committee shall consider their responsibilities and time spent carrying out their duties, in line with market practices. 2.4 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for the performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated by means of a new nomination by the Board of Directors. 3.3 The Coordinator of the Committee shall be chosen by the Board of Directors, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for nominating his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for nominating, among those who are present at the meeting, the person that shall take over the function of Coordinator of the Committee. 3.4 The members of the Committee shall not have deputies. Page 3 of 9 3.5 In the case of vacancy or removal of Committee members, including its Coordinator, by the Board of Directors, the latter shall appoint a deputy member to complete the remaining management term of the replaced member, and this measure shall be permitted if the minimum composition established in item 2.1 is maintained. 3.5.1. The vacancy of a position of member of the Committee may occur due to dismissal, resignation, disability, death, proven impediment, loss of the mandate of Director or as a result of other hypotheses provided for by law. 3.5.2. Any resignation from the position must be made by means of correspondence sent by the resigning person to the Committee Coordinator and the Chairman of the Board of Directors ("PCA"), becoming effective before the Company as of its receipt. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee to assess and recommend to the Board of Directors: (i) Vale’s long-term strategies concerning people as proposed by the Executive Committee to the Board of Directors; (ii) Guidelines to foster initiatives related to Vale’s organizational culture, specifically as it refers to diversity, equity and inclusion and people health and safety, and the Committee shall also monitor their implementation; (iii) Guidelines related to the Company’s organizational structure; (iv) Remuneration strategy and the conditions of the respective contracts of the members of the Executive Committee and proposal for distribution of overall annual amount for management remuneration, it being incumbent on the Nomination and Governance Committee to assess this latter portion as it refers to remuneration of the Board of Directors and its Advisory Committees; (v) Definition and calculation of performance assessment goals and long-term incentives for the Executive Committee and other Officers directly reporting to the CEO, and the Committee shall also be responsible for their monitoring; Page 4 of 9 (vi) Nomination of the CEO of the Company and, upon his/her recommendation, the other members of the Executive Committee and other Officers directly reporting to the CEO; (vii) The succession plan for the Executive Committee and other Officers directly reporting to the CEO, including their successors, taking into account the experiences and knowledge desirable for these positions, so that the Company may fulfill its objectives and overcome its challenges, and the Committee shall also monitor any initiatives for the development of leaders; (viii) The hiring of external specialists to assist the Committee in the performance of its duties; (ix) The Committee’s annual work plan; and (x) The annual report on its own activities. 4.2 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.3 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the work of the Committee, including the preparation of opinions and minutes, in accordance with the principles of good corporate governance; (ii) to coordinate the preparation of, submit on a yearly basis to Vale’s Board of Directors, and monitor the Committee’s workplan, with the support of the Corporate Governance Office, for the current and the next year, when applicable; (iii) to define the agendas and call the members of the Committee for their meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iv) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with Vale’s Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings, at the request of the Chairman of the Board of Directors; (v) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to Page 5 of 9 provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; (vi) to coordinate, with the support of the Corporate Governance Office and eventually specialized advice in its execution, the Committee’s performance self-assessment process, and send the respective result to the Board of Directors for knowledge; and (vii) to care for full compliance with these Regulations. CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily in accordance with the annual calendar approved, and extraordinarily, if necessary, upon a call notice served at least five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The Committee’s meetings shall always be called by the Coordinator, who shall define the agenda of the meetings, in line with the Work Plan approved annually, any demands and proposals presented by the Executive Committee, also meeting any request of the Board of Directors or any member of the Committee. 5.2.1 The call notice shall be served by means of the Governance Portal or by email, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee’s meeting is called, any change in the agenda of the meeting, as well as in the respective supporting materials, shall be prohibited. Any exceptions must be previously and expressly authorized by the Coordinator. 5.2.3 In cases of topics involving the attributions of more than one of the Advisory Committees of the Board of Directors, joint discussion sessions should be held, as a priority, with an invitation to the relevant Committees in order to reinforce the optimization of the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, Page 6 of 9 videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. 5.3.2 The member of the Committee who is unable to participate in the meeting by the means provided for above shall have his/her vote on the deliberative matters included in the agenda considered, if he/she expresses it by means of a written statement sent to the Coordinator before or until the end of the meeting and, consequently, will be considered present at the meeting. 5.3.3 Committee members participating in meetings remotely must (i) avoid accessing from public locations; (ii) keep their cameras on during meetings; and (iii) access using their @vale e-mail address. Any exceptions to the rules set forth herein must be addressed directly with the DGC. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. 5.5 The meetings of the Committee shall be opened with the presence of a majority of its members, and the recommendations for deliberation shall be made by the majority of the attendees. 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of the meetings shall be clearly written, shall record attendance, presentations made, decisions taken, including votes against, and abstentions from voting, including those due to conflicts of interest, which Page 7 of 9 shall be justified and recorded in the minutes. Any need for absences during the meeting, including in case of conflict of interest, must be previously informed to the Corporate Governance Office, which will carry out the respective registration. 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within 5 (five) business days after the meeting, and the members shall forward any suggestions and approvals within 10 (ten) business days. 5.6.4 The members of the Committee shall sign the minutes of the meeting within 10 (ten) business days following its availability on the Signature Portal and, according to applicable legislation, the minutes will be considered valid if signed by those who are sufficient to constitute the majority necessary for the approval of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) advise the Coordinator or his/her substitute in the exercise of his duties; (ii) support and align the agenda of the Committee's meetings with the Coordinator, ensuring the Committee's strategic agenda; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate, together with the Committee’s Coordinator, the preparation of the opinions, and prepare the respective minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; (v) be responsible for the safekeeping of the minutes of the Committee's meeting and their respective support material, including the administration of the Governance Portal used to make information available to the members of the Committee; (vi) disclose the recommendations and deliberations of the Committee to the relevant areas of the Company and to monitor their compliance; (vii) develop and propose the Committee’s annual work plan, to be submitted to the Coordinator for approval and then to the Board of Directors; Page 8 of 9 (viii) develop and propose the annual report on the Committee’s activities to be submitted to the Coordinator's approval, then to the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of self-assessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 The members of the Committee agree to comply with the Bylaws, the Code of Practices, the Policies on Transactions with Related Parties, Conflict of Interest Management, Disclosure of Information and Trading of Securities, the Anticorruption Policies, and the other applicable internal policies and rules. 6.2 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.3 The members of the Committee shall be subject to the same duties and legal responsibilities as the managers, pursuant to the provisions of article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the provisions of Vale’s Code of Conduct and Conflict of Interest Management Policy. 6.4 Also, with respect to conflict of interests, the members of the Committee shall, without any additional remuneration, during the term of office and for an additional period of 6 (six) months as from termination of their respective terms of office, for any reason, refrain from acting in the capacity as service providers, consultants, employees, or otherwise with persons, companies and/or entities where a situation of conflict of interests may exist, except with respect to the activities developed before and/or during performance of their duties as members of the Committee and which are deemed not conflicting by Vale. 6.5 In cases of potential conflict of interest in relation to a specific topic, the member of the Committee involved must not receive any document or information on the Page 9 of 9 matter and must withdraw, including physically, from the discussions, without neglecting their legal duties, under the terms of the Conflict of Interest Management Policy. The manifestation, impediment declared or abstention by the Director must be justified and recorded in the minutes of the Committee's meeting or, when applicable, by other means. 6.5.1 However, if a member of the Committee understands and justifies, in writing, that he/she is not conflicted in relation to a specific topic, the documents or information on said topic will be made available to such member, who will participate, including physically, in the discussions, and his/her vote will be recorded in the minutes. The formal justification presented by the member of the Committee will be filed at the Company's headquarters. CHAPTER VII – ASSESSMENT 7.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER VIII – AMENDMENT TO THE REGULATIONS 8.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 8.2 Any member of the Committee may suggest the discussion of an amendment to these Regulations, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 8.1 must be followed. 8.3 Should there be any conflict of interest between these Regulations and Vale’s Bylaws, the latter shall prevail, and these Regulations shall be amended to the extend required. These Internal Regulations were established by the Board of Directors during the meeting held on August, 28, 2025. ****

INTERNAL REGULATIONS OF THE SUSTAINABILITY COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations of the Sustainability Committee (“Committee”), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, as follows: CHAPTER I - MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, so as to provide improved efficacy and quality to the decisions made by this body, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION AND REMUNERATION 2.1 The Committee shall be established by the Board of Directors and made up of three (3) to six (6) members, subject to the following: (i) it shall be fully comprised of members of the Board of Directors; (ii) the number of independent members shall be at least equal to the number of non-independent members; and (iii) the exact number of members shall be defined by the Board of Directors, during the meeting in which they are appointed. 2.1.1 For purposes of these Regulations, the term “independent” has the meaning assigned to the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão, in addition to that included in the Company’s Bylaws. 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses Page 2 of 9 required for performance of their duties. The remuneration of Committee members shall consider their responsibilities and the time dedicated to their functions, in line with market practices. 2.4 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated through a new nomination by the Board of Directors. 3.3 The Coordinator of the Committee shall be chosen by the Board of Directors itself, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for appointing his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for appointing, among those who are present at the meeting, the person that shall take over the function of Coordinator of the Committee. 3.4 The members of the Committee shall not have deputies. 3.5 In the case of vacancy or removal of Committee members, including its Coordinator, by the Board of Directors, it shall appoint a deputy member to complete the remaining management term of the replaced member, and this measure shall be permitted if the minimum composition is maintained according to item 2.1. 3.5.1 A vacancy in a Committee member position may occur due to dismissal, resignation, invalidity, death, proven impediment, loss of the mandate as a Board Member, or as a result of other situations provided for by law. Page 3 of 9 3.5.2 Any resignation from the position must be made through a letter sent by the resigning member to the Committee Coordinator and the Chairman of the Board of Directors ("PCA"), becoming effective, with respect to the Company, upon its receipt. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee to assess and recommend the following to the Board of Directors: (i) Sustainability strategy and guidelines and the integration thereof into the Company’s strategic planning, aimed at creation of value, competitivity and sustainability – social, environmental and economic – of Vale, and the Committee is also responsible for monitoring their respective implementation; (ii) the guidelines for long-term social and environmental commitments, which are the responsibility of the Board of Directors, under the terms of the Company's internal policies and rules, and the Committee is also responsible for monitoring the execution of environmental and social goals; (iii) monitoring the company's positioning and strategy regarding climate change, as well as monitoring decarbonization goals, strategy and roadmap; (iv) the company's communication strategy and guidelines and its connection with the Company's stakeholders; as well as monitoring the evolution of Vale's reputation; (v) the Company’s corporate sustainability policies regarding its area of operation on the topics of security, environment, health, education and relationship with communities, indigenous peoples and other stakeholders, human rights, communication and institutional relations, all according to the authority of the Board of Directors, and jointly with the Nomination and Governance Committee; (vi) the direction of the Company’s strategic sustainability indicators as the communication and disclosure thereof, also through Integrated Reporting and other reports disclosed to the market; (vii) the guidelines for Vale’s adhesion to or permanence in initiatives, technical standards or agreements, in the domestic or international sphere, regarding sustainability issues, that may be under competence of the Board of Directors, according to the Company’s internal policies and norms; Page 4 of 9 (viii) the direction of the Company’s sustainability projects portfolio; (ix) the guidelines for long-term social and environmental commitments, according to the Company’s internal policies and standards. (x) the institutional strategy for critical issues for the company, such as licensing, multilateral sustainability initiatives and ESG rating agencies; (xi) the guidelines and respective implementation of the reparation processes involving Mariana and Brumadinho. (xii) the hiring of external specialists to assist the Committee in the performance of its duties; (xiii) the Committee’s annual workplan; and (xiv) the annual report on its own activities. 4.2 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.3 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the works of the Committee, including the preparation of opinions and minutes, according to the principles of good corporate governance; (ii) to coordinate the preparation of, submit on a yearly basis to Vale’s Board of Directors, and monitor the Committee’s workplan, with the support of the Corporate Governance Office, for the current and the next year, when applicable; (iii) to define the agendas and call the members of the Committee for your meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iv) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with Vale’s Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings at the request of the Chairman of the Board of Directors;; (v) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; (vi) to coordinate with the support of the Corporate Governance Office and, if necessary, specialized advisory services in its execution, the Committee’ self-assessment process at the end of its activities, and submit the respective result for the Board of Directors’ awareness; and (vii) to care for full compliance with these Regulations. Page 5 of 9 CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily, in accordance with the annual calendar approved, and extraordinarily, if necessary, upon a call notice served five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The calling of Committee’s meetings shall always be the responsibility of the Coordinator, who will define the meeting agendas, in line with the annually approved Work Plan, any demands and proposals submitted by the Executive Committee, as well as any requests from the Board of Directors or any member of the Committee. 5.2.1 The call notice shall be served by means of the Governance Portal or by e-mail, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee meeting has been called, changes to the meeting agenda or to the respective supporting materials are prohibited. Any exceptions must be previously and expressly authorized by the Coordinator. 5.2.3 In cases involving matters under the responsibility of more than one Advisory Committees, joint discussion sessions should preferably be held, with invitations extended to the relevant Committees, in order to enhance the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. Page 6 of 9 5.3.2 A Committee member who is unable to attend the meeting through the means provided above shall have his vote on the deliberative matters contained on the agenda considered, if expressed through a written statement sent to the Coordinator prior to or by the end of the meeting, and shall consequently be considered present at the meeting. 5.3.3 Committee members participating in meetings remotely must (i) avoid access from public locations; (ii) keep their cameras on during meetings; and (iii) access using their @vale email address. Any exceptions to the rules set forth herein must be addressed directly with the Corporate Governance Office. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. 5.5 The meetings of the Committee shall be opened with the presence of a majority of its members, and deliberation recommendations shall be made by the majority of the attendees. 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of meetings shall be clearly written, record attendance, presentations made, decisions taken, including dissenting votes, and abstentions, including those due to conflicts of interest, which must be justified and recorded in the minutes. Any necessary absences during the meeting, including in cases of conflict of interest, must be previously communicated to the Corporate Governance Office, which will make the corresponding record. Page 7 of 9 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within five (5) business days after the meeting, and the members shall forward any suggestions and approvals within ten (10) business days. 5.6.4 Committee members must sign the meeting minutes within ten (10) business days following their availability on the Signature Portal and, in accordance with applicable legislation, the minutes shall be considered valid if signed by a sufficient number of members to constitute the majority required for the recommendation of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) assist the Coordinator or his substitute in the performance of their duties; (ii) support and align the Committee meeting agenda with the Coordinator, ensuring the Committee’s strategic agenda is upheld; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate, with the Committee’s Coordinator, the preparation of the opinions, and prepare the respective minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; (v) be responsible for the safekeeping of the Committee meeting minutes and their respective support material, including managing the Governance Portal used to provide information to Committee members; (vi) disseminate the Committee’s recommendations and deliberations to the relevant areas of the Company and monitor their implementation; (vii) develop and propose the Committee’s annual workplan, to be submitted for approval by the Coordinator and subsequently to the Board of Directors; (viii) develop and propose the annual report on the Committee’s activities, to be submitted for approval by the Coordinator and subsequently to the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of self-assessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point Page 8 of 9 of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 Committee members are required to comply with the Bylaws, the Code of Practices, the Related Party Transactions Policy, the Conflict of Interest Management Policy, the Material Fact Disclosure and Securities Trading Policy, the Anticorruption Policy, and all other applicable internal policies and regulations. 6.2 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.3 Committee members shall be subject to the same legal duties and responsibilities as officers, pursuant to the Article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of any potential conflict of interest, in accordance with Vale’s Code of Conduct and Conflict of Interest Management Policy. 6.4 Furthermore, regarding to conflict of interests, Committee members must, without any additional compensation, during their term and for an additional period of six (6) months following the end of their respective terms for any reason, refrain from acting as service providers, consultants, employees, or in any other form of affiliation with individuals, companies, and/or entities where a conflict of interest may arise, except for activities carried out before and/or during their tenure as Committee members, deemed non-conflicting by Vale. 6.5 In cases of a potential conflict of interest regarding a specific matter, the Committee member involved shall not receive any document or information on the subject and must withdraw, including physically, from the discussions, while still observing his legal duties, according to the Conflict of Interest Management Policy. The statement declared impediment or abstention by the member must be justified and recorded in the minutes of the meeting of the Committee or, where applicable, by other means. 6.5.1 However, if a member of the Committee understands and justifies in writing that they are not in conflict regarding a specific matter, the documents or information on the subject shall be made available to such member who will participate, including physically, of the discussions, and their vote shall be Page 9 of 9 recorded in minutes. The formal justification provided by the member of the Committee shall be filed at the Company’s headquarters. CHAPTER VII – ASSESSMENT 7.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER VIII – AMENDMENT TO THE REGULATIONS 8.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 8.2 Any member of the Committee may suggest the discussion of an amendment to these Regulation, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 8.1 must be followed. 8.3 Should there be any conflict of interest between these Regulation and Vale’s Bylaws, the latter shall prevail, and these Regulation shall be amended to the extend required. These Internal Regulations were established by the Board of Directors during the meeting held on August 28, 2025. ****

INTERNAL REGULATIONS OF THE CAPITAL ALLOCATION AND PROJECTS COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations (“Regulations”) of the Capital Allocation and Projects Committee (“Committee”), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, as follows: CHAPTER I – MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, so as to provide improved efficiency and quality to the decisions made by the Board of Directors, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION AND REMUNERATION 2.1 The Committee shall be established by the Board of Directors and made up of three (3) to six (6) members, subject to the following: (i) it shall be fully comprised of members of the Board of Directors; (ii) the number of independent members shall be at least equal to the number of non-independent members; and (iii) the exact number of members shall be defined by the Board of Directors, during the meeting in which they are appointed. 2.1.1 For purposes of these Regulations, the term “independent” has the meaning assigned to in the Novo Mercado listing segment of B3 S.A. – Brasil Bolsa Balcão, in addition to that included in the Company’s Bylaws. 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses required for Page 2 of 9 performance of their duties. The remuneration of Committee members shall consider their responsibilities and the time dedicated to their functions, in line with market practices. 2.4 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated through a new nomination by the Board of Directors. 3.3 The Coordinator of the Committee shall be chosen by the Board of Directors itself, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for appointing his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for appointing, among those who are present at the meeting, the person that shall take over the function of Coordinator of the Committee. 3.4 The members of the Committee shall not have deputies. 3.5 In the case of vacancy or removal of Committee members, including its Coordinator, by the Board of Directors, it shall appoint a deputy member to complete the remaining management term of the replaced member, and this measure shall be permitted if the minimum composition is maintained according to item 2.1. 3.5.1 A vacancy in a Committee member position may occur due to dismissal, resignation, invalidity, death, proven impediment, loss of the mandate as a Board Member, or as a result of other situations provided for by law. Page 3 of 9 3.5.2 Any resignation from the position must be made through a letter sent by the resigning member to the Committee Coordinator and the Chairman of the Board of Directors ("PCA"), becoming effective, with respect to the Company, upon its receipt. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee to assess and recommend the following to the Board of Directors: (i) the Company’s long-term capital allocation strategies, including investments and disinvestment projects, and guidelines on the remuneration of shareholders, monitoring their relevant implementation, according to the competence of the Board of Directors and the Company’s internal policies and norms; (ii) the Company’s capital structure strategy and financial guidelines, according to the competence of the Board of Directors; (iii) the Company’s funding and indebtedness strategy; (iv) the guidelines for implementation, management and monitoring of the Company’s portfolio of growth projects and sustaining investments, and RD&I, according to the competence of the Board of Directors. The Committee is also responsible for monitoring the projects’ pipeline, their maturity and appropriate execution; (v) Masterplan monitoring and long-term perspectives; (vi) Vale’s annual and multiannual budget, and monitor the execution thereof; (vii) the Company’s corporate policies regarding the actions taken in capital allocation and projects topics, according to the authority of the Board of Directors and together with the Nomination and Governance Committee; (viii) the hiring of external specialists to assist the Committee in the performance of its duties; (ix) the Committee’s annual workplan; and (x) the annual report on its own activities; 4.2 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.3 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the works of the Committee, including the preparation of opinions and minutes, according to the principles of good corporate governance; (ii) to coordinate the preparation of, submit on a yearly basis to Vale’s Board of Page 4 of 9 Directors, and monitor the Committee’s workplan, with the support of the Corporate Governance Office, for the current and the next year, when applicable; (iii) to define the agendas and call the members of the Committee for your meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iv) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with the Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings; (v) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; (vi) to coordinate with the support of the Corporate Governance Office and, if necessary, specialized advisory services in its execution, the Committee’ self-assessment process at the end of its activities, and submit the respective result for the Board of Directors’ awareness; and (vii) to care for full compliance with these Regulations. CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily, in accordance with the annual calendar approved, and extraordinarily, if necessary, upon a call notice served at least five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The calling of Committee’s meetings shall always be the responsibility of the Coordinator, who will define the meeting agendas, in line with the annually approved Work Plan, any demands and proposals submitted by the Executive Committee, as well as any requests from the Board of Directors or any member of the Committee. Page 5 of 9 5.2.1 The call notice shall be served by means of the Governance Portal or by e-mail, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee meeting has been called, changes to the meeting agenda or to the respective supporting materials are prohibited. Any exceptions must be previously and expressly authorized by the Coordinator. 5.2.3 In cases involving matters under the responsibility of more than one Advisory Committees, joint discussion sessions should preferably be held, with invitations extended to the relevant Committees, in order to enhance the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. 5.3.2 A Committee member who is unable to attend the meeting through the means provided above shall have his vote on the deliberative matters contained on the agenda considered, if expressed through a written statement sent to the Coordinator prior to or by the end of the meeting, and shall consequently be considered present at the meeting. 5.3.3 Committee members participating in meetings remotely must (i) avoid access from public locations; (ii) keep their cameras on during meetings; and (iii) access using their @vale email address. Any exceptions to the rules set forth herein must be addressed directly with the Corporate Governance Office. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. Page 6 of 9 5.5 The meetings of the Committee shall be opened with the presence of a majority of its members, and deliberation recommendations shall be made by the majority of the attendees. 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of meetings shall be clearly written, record attendance, presentations made, decisions taken, including dissenting votes, and abstentions, including those due to conflicts of interest, which must be justified and recorded in the minutes. Any necessary absences during the meeting, including in cases of conflict of interest, must be previously communicated to the Corporate Governance Office, which will make the corresponding record. 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within five (5) business days after the meeting, and the members shall forward any suggestions and approvals within ten (10) business days. 5.6.4 Committee members must sign the meeting minutes within ten (10) business days following their availability on the Signature Portal and, in accordance with applicable legislation, the minutes shall be considered valid if signed by a sufficient number of members to constitute the majority required for the recommendation of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) assist the Coordinator or his substitute in the performance of their duties; (ii) support and align the Committee meeting agenda with the Coordinator, ensuring the Committee’s strategic agenda is upheld; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate, with the Committee’s Coordinator, the preparation of the opinions, and prepare the respective Page 7 of 9 minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; (v) be responsible for the safekeeping of the Committee meeting minutes and their respective support material, including managing the Governance Portal used to provide information to Committee members; (vi) disseminate the Committee’s recommendations and deliberations to the relevant areas of the Company and monitor their implementation; (vii) develop and propose the Committee’s annual workplan, to be submitted for approval by the Coordinator and subsequently to the Board of Directors; (viii) develop and propose the annual report on the Committee’s activities, to be submitted for approval by the Coordinator and subsequently to the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of self-assessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 Committee members are required to comply with the Bylaws, the Code of Practices, the Related Party Transactions Policy, the Conflict of Interest Management Policy, the Material Fact Disclosure and Securities Trading Policy, the Anticorruption Policy, and all other applicable internal policies and regulations. 6.2 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.3 Committee members shall be subject to the same legal duties and responsibilities as officers, pursuant to the Article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of any potential conflict of interest, in accordance with Vale’s Code of Conduct and Conflict of Interest Management Policy. Page 8 of 9 6.4 Furthermore, regarding to conflict of interests, Committee members must, without any additional compensation, during their term and for an additional period of six (6) months following the end of their respective terms for any reason, refrain from acting as service providers, consultants, employees, or in any other form of affiliation with individuals, companies, and/or entities where a conflict of interest may arise, except for activities carried out before and/or during their tenure as Committee members, deemed non-conflicting by Vale. 6.5 In cases of a potential conflict of interest regrading a specific matter, the Committee member involved shall not receive any document or information on the subject and must withdraw, including physically, from the discussions, while still observing his legal duties, according to the Conflict of Interest Management Policy. The statement, declared impediment or abstention by the member must be justified and recorded in the minutes of the meeting of the Committee or, where applicable, by other means. 6.5.1 However, if a member of the Committee understands and justifies in writing that they are not in conflict regarding a specific matter, the documents or information on the subject shall be made available to such member who will participate, including physically, of the discussions, and their vote shall be recorded in minutes. The formal justification provided by the member of the Committee shall be filed at the Company’s headquarters. CHAPTER VII – ASSESSMENT 7.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER VIII – AMENDMENT TO THE REGULATIONS 8.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 8.2 Any member of the Committee may suggest the discussion of an amendment to these Regulations, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 8.1 must be followed. Page 9 of 9 8.3 Should there be any conflict of interest between these Regulations and Vale’s Bylaws, the latter shall prevail, and these Regulations shall be amended to the extend required. These Regulations were established by the Board of Directors during the meeting held on August 28, 2025. ****

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 28, 2025		Director of Investor Relations